SECURI[illegible] [illegible]IISSION

06001877

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN Alexander Gabor & Co Inc

FIRST CALIFORNIA SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1765 SCOTT BLVD, STE 206

(No. and Street)

SANTA CLARA (City) CA (State) 95050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER GABOR 408/261-9260 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AMADO B. DE GUZMAN, CPA

(Name – *if individual, state last, first, middle name*)

16 CORNING AVE, STE 262 (Address) MILPITAS (City) CA (State) 95035 (Zip Code)

PROCESSED
FEB 22 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 03 2006
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/21/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXANDER GABOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CALIFORNIA SECURITIES, as of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The company and directors trade their own account, registered under own name, classified as customers

Alexander Gabor
Signature

PRESIDENT
Title

Shirley R. Roberts
Notary Public

SHIRLEY R. ROBERTS
Commission # 1466189
Notary Public - California
Sacramento County
My Comm. Expires Jan 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER GABOR & CO.
Dba FIRST CALIFORNIA SECURITIES
BALANCE SHEET
October 31, 2005

ASSETS		
Current Assets		
Cash in Bank	$	5,757
Short-Term Investments		139,462
Commission Receivables		7,462
Other Receivables		52,294
Total Current Assets		204,975
Property and Equipment		
Furniture and Fixtures		50,272
Accumulated Depreciation		(50,272)
Net		-
TOTAL ASSETS	$	204,975
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities		
Commission Payables	$	55,950
Taxes Payable		623
Clearing Charges Payable		2,739
Total Current Liabilities		59,312
Shareholders' Equity		
Capital Stock, Common		65,000
Paid-In Capital		159,000
		224,000
Accumulated Deficit		(78,337)
Shareholders' Equity		145,663
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	204,975